UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Advance America, Cash Advance Centers, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

00739W 10 7

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00739W 10 7		13G

1.	Names of Reporting Persons. George D. Johnson, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,658,579 Shares

	6.	Shared Voting Power 559,135 Shares

	7.	Sole Dispositive Power 6,658,579 Shares

	8.	Shared Dispositive Power 559,135 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,217,714 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.7%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00739W 10 7		13G

1.	Names of Reporting Persons. George D. Johnson, Jr. Revocable Trust dated July 17, 2001

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization South Carolina

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,972,362 Shares

	6.	Shared Voting Power 0 Shares

	7.	Sole Dispositive Power 5,972,362 Shares

	8.	Shared Dispositive Power 0 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,972,362 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer: Advance America, Cash Advance Centers, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 135 North Church Street, Spartanburg, South Carolina 29306

Item 2.
	(a)	Names of Persons Filing: George D. Johnson, Jr. (“Mr. Johnson”); George D. Johnson, Jr. Revocable Trust dated July 17, 2001 (the “Johnson Trust”)
	(b)	Address of Principal Business Office or, if none, Residence: Mr. Johnson and the Johnson Trust are both located at 340 East Main Street, Suite 500, Spartanburg, South Carolina 29302-1987.
	(c)	Citizenship: Mr. Johnson is a citizen of the United States of America; The Johnson Trust is a trust organized under the laws of the State of South Carolina.
	(d)	Title of Class of Securities: Common Stock, par value $.01 per share
	(e)	CUSIP Number: 00739W 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

7,217,714 Shares

These shares include 559,135 shares of Common Stock held by the Phifer/Johnson Foundation (the “Foundation”).  Mr. Johnson is a trustee of the Foundation and specifically disclaims beneficial ownership of the shares of Common Stock held by the Foundation.

(b) Percent of class: 11.7%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 6,658,579 Shares
(ii) Shared power to vote or to direct the vote 559,135 Shares
(iii) Sole power to dispose or to direct the disposition of 6,658,579 Shares
(iv) Shared power to dispose or to direct the disposition of 559,135 Shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Mr. Johnson.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 12, 2010

/s/George D. Johnson, Jr.
George D. Johnson, Jr.

GEORGE D. JOHNSON, JR.
REVOCABLE TRUST DATED
JULY 17, 2001

	By	/s/George D. Johnson, Jr.
George D. Johnson, Jr.
Trustee

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of February 12, 2010, by and between George D. Johnson, Jr. and the George D. Johnson, Jr. Revocable Trust dated July 17, 2001.